EXHIBIT (a)(1)(F)

DATE:    January 17, 2002
TO:      Eligible U.S. WorldCom Group Employees
FROM:    Dennis Sickle
SUBJECT: STOCK OPTION EXCHANGE PROGRAM

We are pleased to announce that the WorldCom Board of Directors has approved a program whereby certain WorldCom group employees can exchange outstanding options granted by WorldCom on January 4, 1999, January 18, 2000, and April 24, 2000 for new options with a new exercise price, expiration date and vesting schedule.

Subject to certain conditions, these new options will be granted on the "replacement grant date," which will be the first trading day that is at least six months and one day from the date we cancel the old options. We currently anticipate this will occur on or about August 15, 2002. The exercise price of the new options will equal the closing sales price of WorldCom group stock on the replacement grant date and these new options will vest one-third each year, beginning January 1, 2003.

This voluntary exchange is designed to help restore the value of previously awarded and unexercised options granted in 1999 and 2000 and to motivate employees, like you, who have demonstrated a commitment to the continued success of WorldCom. Through this program, many of you will have the opportunity to receive double the number of shares you would typically be awarded in one year under our existing grant program, at a strike price that reflects current market conditions. This allows you to build value for yourself while you help grow the Company.

Eligible employees will have from January 17 through February 14, 2002 to elect to participate in the exchange. If you are eligible and elect to participate, all of your 1999 and 2000 grants referenced above will be cancelled. To participate in the program, please access this web site: http://stockoption2002.wcomnet.com. There you will find materials on this program, including eligibility requirements, instructions on how to participate in the program, and other documents detailing the full terms and conditions of this offer. Within three business days of electronic acceptance of this offer, the Stock Option Department will send to eligible employees an e-mail confirming the electronic acceptance. The above web site also provides instructions on how to change your election by no later than February 14, 2002. The Stock Option Department will mail copies of the Offer to Exchange and related documents to eligible employees who are on a leave of absence (employees on a leave which began prior to August 1, 2001 are not eligible to participate) or cannot access the web site. Your final election must be received by the Stock Option Department no later than February 14, 2002. There will be no exceptions to this February 14th deadline, unless otherwise announced by the Company.

ELIGIBLE EMPLOYEES MAY ALSO OBTAIN A PAPER COPY OF THE OFFER TO EXCHANGE OR THE RELATED DOCUMENTS. You should direct questions about this offer or requests for assistance or for paper copies of the Offer to Exchange or the related documents to the Stock Option Department, 500 Clinton Center Drive, Clinton MS 39056 or by telephone at 601-460-8001, or vnet 460-8001 or toll-free at 1-877-999-7780 between the hours of 9:00 a.m. and 6:00 p.m. Eastern Standard Time, Monday through Friday. Also contact the Stock Option Department if you are unable to access the web site or do not receive a confirmation e-mail within three business days of your election.

Here's how the stock option exchange will work. If a participant currently has outstanding options for 386 shares granted in 1999 with a strike price of $45.1433 and for 257 shares granted in 2000 with a strike price of $43.1243, those options will be cancelled and the participant will receive a new grant for

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643 shares at the August strike price, which will more closely reflect our stock's current market value. If an eligible employee chooses not to participate, or does not elect to participate by February 14, the current 1999 and 2000 grants will remain in place and the employee will not receive a stock option grant in 2002.

The new exchange program will help fuel our Company's future growth by motivating employees to think and act like owners. In addition to our focus on future growth, we have also been proactively managing operational expenses to ensure that our Company remains competitive. Our continued success depends on it. Like other large companies, both within and outside our industry, we have been compelled to make some difficult decisions regarding employee compensation, which is one of the Company's largest expenses. This decision includes not granting merit increases to WorldCom group employees for 2002. This applies to all levels of the organization.

You have shared in the ups and downs of the Company. Now more than ever, you have the ability to influence the future success of the Company through your effort and commitment. We believe the Stock Option Exchange Program provides you with the additional incentive to keep us moving ahead and to make this a great year. Together, we can help ensure WorldCom's continued success.